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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the Month of June, 2001

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F
           --------              -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X
   -------          ------

On May 24, 2001 AltaRex Corp. (the "Company") announced its financial results for the First Quarter 2001.

On June 6, 2001 the Company announced the closing of a private placement of Special Warrants, resulting in gross proceeds of C$8.4 million and the issuance of 3,000,000 Special Warrants.
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                                INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

99.1 Press Release Regarding Financial Results for the First Quarter 2001, dated May 24, 2001.

99.2 Press Release Regarding Private Placement of Special Warrants, dated June 6, 2001.


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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ALTAREX CORP.

                                       By: /s/ Edward M. Fitzgerald
                                          -----------------------------

                                       Name: Edward M. Fitzgerald

                                       Title: Senior Vice President and
                                              Chief Financial Officer

                                       Date: June 7, 2001



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